Arkonis Capital LLC

Statement of Financial Condition

June 30, 2023

ASSETS		
Cash	$	19,972
Prepaid expense		7,294
TOTAL ASSETS	$	27,266
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$	1,000
Due to related party		600
TOTAL LIABILITIES		1,600
MEMBER'S EQUITY		
Member's capital		176,804
Deficit accumulated in the development stage		(151,138)
TOTAL MEMBER'S EQUITY		25,666
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	27,266